UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2006
Commission file number 1-9947

TRC COMPANIES, INC. 401(k) RETIREMENT AND SAVINGS PLAN

(Full title of the plan)

TRC COMPANIES, INC.

(Name of issuer of the securities held pursuant to the plan)

21 Griffin Road North
Windsor, Connecticut 06095
(Address of principal executive offices)

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants in the
TRC Companies, Inc. 401(k) Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005, and the changes in net assets available for benefits for the fiscal years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2006 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of June 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.

Deloitte + Touche LLP

Hartford, Connecticut
April 10, 2007

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2006 AND 2005

	2006	2005
ASSETS:		
Investments, at fair value:		
Cash and cash equivalents	$ 11,863,138	$ 8,036,423
Mutual funds	72,269,296	58,159,774
TRC Companies, Inc. common stock	5,833,626	8,235,911
Participant loans	1,528,603	1,331,820
Total investments	91,494,663	75,763,928
Receivables:		
Employer contributions	96,091	89,086
Participant contributions	347,097	325,524
Accrued investment income	4,842	256
Total receivables	448,030	414,866
LIABILITIES –		
Excess contributions payables	-	110,205
NET ASSETS AVAILABLE FOR BENEFITS	$ 91,942,693	$ 76,068,589

See notes to financial statements.

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE FISCAL YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
ADDITIONS:		
Contributions:		
Participants	$ 8,591,831	$ 7,156,463
Employer	2,489,863	2,194,750
Participant rollovers	754,659	1,107,421
Transfers in of net assets from merged plans	5,644,225	1,811,912
Total contributions	17,480,578	12,270,546
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	1,706,543	(1,603,623)
Interest and dividend income	4,020,283	1,852,456
Net investment income	5,726,826	248,833
DEDUCTIONS:		
Benefits paid to participants	7,160,756	4,865,868
Deemed distribution of loans to participants	153,782	321,650
Administrative fees and expenses	18,762	19,169
Total deductions	7,333,300	5,206,687
INCREASE IN NET ASSETS	15,874,104	7,312,692
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	76,068,589	68,755,897
End of year	$91,942,693	$76,068,589

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the TRC Companies, Inc. 401(k) Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more information.

General – The Plan is a defined contribution plan covering substantially all employees of TRC Companies, Inc. (the "Company") and its eligible subsidiaries who have attained 18 years of age and completed one quarter year of service. The Plan Administrative Committee of the Board of Directors of the Company controls and manage the operation and administration of the Plan. Merrill Lynch Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions – Each year, participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company may provide a discretionary matching contribution on the first 6% of base compensation that a participant contributes to the Plan, which is determined annually by the Compensation Committee of the Board of Directors of the Company based upon operating performance. For the fiscal years ended June 30, 2006 and 2005, the Company's discretionary matching contributions were 50% of the first 6% of base compensation that participants contributed to the Plan. Such Company discretionary matching contributions are initially deposited into the Money Market Fund within the participant account of each participant, and can then be immediately reallocated to other investment options at the discretion of the individual participants. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution and allocations of forfeitures of terminated participants' non-vested accounts and Plan earnings. Participant accounts are charged with withdrawals, certain administrative expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments – Participants direct the investment of their contributions into various investment options offered by the Plan. Company discretionary matching contributions are automatically invested in the TRC Stock Fund. The Plan currently offers a money market fund, fourteen mutual funds and the TRC Stock Fund as investment options for participants.

Vesting – Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's discretionary matching contributions and actual earnings thereon is normally based on years of continuous service. A participant will become 34% vested after two years of credited service, 66% vested after three years of credited service and 100% vested after four years of credited service. In the event of death or permanent disability, the participant will become fully vested in their account balance.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested portion of their account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a principal residence. A single loan was grandfathered upon completion of a plan merger that is scheduled to mature in 2031. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time the funds are borrowed as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits – On termination of service, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Other In-Service Withdrawals – The Plan permits payment of benefits to participants to satisfy a financial need, such as medical or educational expenses and the purchase of a principal residence. In the case of an in-service withdrawal, payment is limited to the amount of the participant's vested account balance exclusive of earnings credited to the account after December 31, 1988.

Forfeited Accounts – At June 30, 2006 and 2005, forfeited nonvested accounts totaled $137,447 and $64,327, respectively. These accounts will be used to either reduce future Company discretionary match contributions, to offset Plan administrative costs, or may be allocated to remaining Plan participants. During the fiscal years ended June 30, 2006 and 2005, Company discretionary match contributions were reduced by $116,976 and $143,161, respectively, and $1,057 and $9,532, respectively, were allocated to remaining Plan participants from forfeited nonvested accounts. No forfeited nonvested accounts were used to offset Plan administrative costs for the fiscal years ended June 30, 2006 and 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds and the TRC Stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect amounts recorded in the financial statements.

Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at fiscal year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses – Generally, fees and expenses related to the administration of the Plan are paid by the Company or its eligible subsidiaries as provided in the Plan document. Participants with loans from the Plan are charged a loan origination fee and monthly loan administrative fees.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $160,303 as of June 30, 2006. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but were not yet paid as of June 30, 2005.

Transfers – Along with the Plan, the Company also sponsors other 401(k) plans for certain subsidiaries not eligible for the Plan. During the fiscal year ended June 30, 2006, $5,644,225 in assets associated with the VPoint Salary Reduction Profit Sharing Plan, CEC Civil Engineering Corporate 401(k) Plan and Alton Geoscience 401(k) Profit Sharing Plan, were merged into the Plan. During the fiscal year ended June 30, 2005, $1,811,912 in assets associated with the SGS Witter, Inc. 401(k) Profit Sharing and Trust Plan were merged into the Plan.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of Internal Revenue Code limits.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of June 30, 2006 and 2005, are as follows:

	2006	2005
Merrill Lynch S&P 500 Index Fund Class I	$ 11,795,539	$ 10,754,882
Oppenheimer International Growth Fund Class A	8,379,039	5,312,469
Alliance Growth and Income	7,300,465	6,116,770
Blackrock Aurora Portfolio Fund	6,899,516	6,790,154
ING Intermediate Bond Fund Class A	6,879,920	6,194,563
TRC Stock Fund	5,833,626	8,235,911
Wells Fargo Large Company Growth Fund	5,608,698	5,318,065
Dreyfus New Leaders	4,163,379	2,789,068
Fidelity Advantage Value Strategies	4,154,525	3,888,495

During the fiscal years ended June 30, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Oppenheimer International Growth Fund Class A	$ 1,469,391	$ 484,533
Merrill Lynch S&P 500 Index Fund Class I	719,346	445,001
Alliance Growth and Income	353,863	329,036
Lord Abbett Small Cap Value Fund P	350,770	44,479
Phoenix Duff & Phelps Real Estate Fund A	304,292	135,649
Dreyfus New Leaders	271,493	4,219
Allianz Pea Growth Fund	257,764	70,472
Merrill Lynch Fundamental Growth Fund Class A	167,722	52,969
Wells Fargo Large Company Growth Fund	61,732	(13,704)
Van Kampen Equity Income Fund Class A	(3,006)	154,912
Merrill Lynch Low Duration Fund Class D	(37,487)	(10,791)
ING Intermediate Bond Fund Class A	(355,214)	96,856
Fidelity Advantage Value Strategies	(424,984)	108,918
TRC Stock Fund	(583,701)	(3,333,062)
Blackrock Aurora Portfolio Fund	(845,438)	(173,110)
Net appreciation (depreciation) in fair value of investments	$ 1,706,543	$ (1,603,623)

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market and mutual funds managed by Merrill Lynch Group Employee Services, a subsidiary of Merrill Lynch Trust Company. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2006 and 2005, the Plan held 462,619 and 583,693 shares, respectively, of common stock of TRC Companies, Inc., the sponsoring employer, within the TRC Stock Fund, with a cost basis of $6,602,928 and $11,352,420, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Merrill Lynch Trust Company. Merrill Lynch Trust Company received an opinion letter from the Internal Revenue Service ("IRS"), dated June 4, 2002, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan's management and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE

TRC COMPANIES, INC. 401(K) RETIREMENT AND SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF JUNE 30, 2006

EIN: 06-0853807
PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	(e) Current Value
*	Merrill Lynch S&P 500 Index Fund Class I	Mutual fund, 751,787shares	$ 11,795,539
*	Oppenheimer International Growth Fund Class A	Mutual fund, 357,468 shares	8,379,039
*	Alliance Growth and Income	Mutual fund, 1,876,726 shares	7,300,465
*	Blackrock Aurora Portfolio Fund	Mutual fund, 196,344 shares	6,899,516
*	ING Intermediate Bond Fund Class A	Mutual fund, 688,681 shares	6,879,920
*	TRC Stock Fund	Stock fund, 462,619 shares	5,833,626
*	Wells Fargo Large Company Growth Fund	Mutual fund, 117,116 shares	5,608,698
*	Dreyfus New Leaders	Mutual fund, 87,319 shares	4,163,379
*	Fidelity Advantage Value Strategies	Mutual fund, 136,842 shares	4,154,525
*	Lord Abbett Small Cap Value Fund P	Mutual fund, 119,312 shares	3,849,009
*	Van Kampen Equity Income Fund Class A	Mutual fund, 422,550 shares	3,650,831
*	Allianz Pea Growth Fund	Mutual fund, 126,253 shares	2,857,098
*	Merrill Lynch Low Duration Fund Class D	Mutual fund, 257,210 shares	2,556,663
*	Phoenix Duff & Phelps Real Estate Fund A	Mutual fund, 68,941 shares	2,171,626
*	Merrill Lynch Fundamental Growth Fund Class A	Mutual fund, 106,259 shares	2,002,988
*	Money Market Fund	Money Market fund	11,838,153
	Cash	Cash	24,985
*	Plan Participants	Participant loans (maturing 2006 to 2031 at interest rates of 5% to 11.25%)	1,528,603
			$ 91,494,663

* Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRC COMPANIES, INC. 401(k)
RETIREMENT AND SAVINGS PLAN

April 10, 2007

By: [signature]

Carl d. Paschetag, Jr.
Plan Administrative Committee Member

Deloitte.

Deloitte & Touche LLP
City Place I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-70662 of TRC Companies, Inc. on Form S-8 of our report dated April 10, 2007 appearing in this Annual Report on Form 11-K of TRC Companies, Inc. 401(k) Retirement and Savings Plan for the fiscal year ended June 30, 2006.

Deloitte + Touche LLP

Hartford, Connecticut
April 10, 2007

END